Exhibit 12.1

Wabash National Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
($ in 000's)	June 30, 2010	2009	2008	2007	2006	2005

Earnings
Pretax income (loss)	(144,594)	(104,766)	(108,762)	24,688	16,302	74,056
Add: Total fixed charges	5,366	7,699	4,657	5,755	6,921	6,431
Less: Preferred Stock Dividends	(3,341)	(3,320)	-	-	-	-
Total Earnings	(142,569)	(100,387)	(104,105)	30,443	23,223	80,487

Fixed Charges
Interest Expense	2,025	4,379	4,657	5,755	6,921	6,431
Preferred Stock Dividends	3,341	3,320	-	-	-	-
Total Fixed Charges	5,366	7,699	4,657	5,755	6,921	6,431

Fixed Charge Ratio	-	-	-	5.29	3.36	12.52

For purposes of calculating the ratio of earnings to fixed charges, earnings is defined as pre-tax income (loss) plus fixed charges less preferred stock dividends.  Fixed charges include interest expense (including amortization of deferred financing costs), preferred stock dividends and interest on capital lease obligations.